                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                               ALFA LEISURE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               ALFA LEISURE, INC.
                                JOHNNIE R. CREAN
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    013394109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           Karen Nicolai Winnett, Esq.
                        Oppenheimer Wolff & Donnelly LLP
   500 Newport Center Drive, Suite 700, Newport Beach, CA 92660; 949/719-6000
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

            This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
        [Section 240.13e-3(c)] under the Securities Exchange Act of 1934.
b. [ ]  The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [X]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
              Transaction                           Amount of filing fee
         valuation * $835,965                              $232.40
--------------------------------------------------------------------------------

* Transaction valuation calculated by multiplying the number of shares which the Company anticipates will be exchanged for cash in the proposed merger (303,987 shares) times the amount of cash to be paid for the shares ($2.75 per share).

    [ ] Check box if any part of the filing fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

Item 1. Issuer and Class of Security Subject to the Transaction.

        (a)    Alfa Leisure, Inc. ("Company")
               13501 5th Street
               Chino, California  91710.

        (b) The class of equity securities which is the subject of the Rule 13e-3 transaction is common stock, no par value ("Common Stock"). On July 22, 1999, the total number of outstanding shares of Common Stock was 3,039,872 and the number of holders of record was approximately 385.

        (c) The Common Stock is traded in the over-the-counter market, however, there is currently no established public trading market for the shares. The following bid and ask prices for the past eight calendar quarters are based on very limited trading in the Common Stock:


                       Quarter                High/Ask           Low/Bid
               ------------------------    ---------------   ----------------
               2nd Quarter 1999                $2.00              $2.00
               1st Quarter 1999                 2.25               1.25

               4th Quarter 1998                 1.75               .625
               3rd Quarter 1998                 1.50                .37
               2nd Quarter 1998                  .20                .20
               1st  Quarter 1998                 .15                .15

               4th Quarter 1997                  N/A                N/A
               3rd Quarter 1997                  .15                .15

        (d) The Company has never declared or paid any dividends on its Common Stock. Alfa Leisure Acquisition Corp., which intends to acquire the Company by merger, intends to pay dividends in the amount of its entire net income each year.

        (e) Not applicable.

        (f) Johnnie R. Crean, the Chairman of the Board of Directors and President of the Company, has purchased securities of the Company as follows: In April 1998, Mr. Crean purchased 35,000 shares of Common Stock from two stockholders of the Company for 50(cent) per share. In June and July 1998, Mr. Crean purchased 10,266 shares of Common Stock of the Company pursuant to a tender offer made by Mr. Crean to all shareholders other than himself.

               In July 1999, Robert A. Rudolph, a director of the Company, exercised an option to acquire 1,000 shares of Common Stock from the Company at $.50 per share.

               No other purchases of securities have been made by the Company or its affiliates since the commencement of the Company's second full fiscal year preceding the date of this Schedule.


Item 2. Identity and Background.

        Not Applicable.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

        Not Applicable.


Item 4. Terms of the Transaction.

        (a) Johnnie R. Crean and certain other shareholders of the Company collectively owning 90% or more of the Company's Common Stock will exchange their Common Stock of the Company for common stock of Alfa Leisure Acquisition Corp. ("Acquisition Corp."). Following the exchange, the Company will be merged into Acquisition Corp. Shares of common stock of the Company owned by all shareholders of the Company other than Acquisition Corp. will be exchanged for cash. Each shareholder receiving cash will receive $2.75 for each share of the Company's common stock owned by such shareholder. The merger has been approved by the Board of Directors of the Company and Acquisition Corp. Approval of the Company's shareholders other than Acquisition is not required because the Company will be a 90% owned subsidiary of Acquisition Corp.

        (b) In the merger, the shares of common stock of the Company owned by Acquisition Corp. will be eliminated and the shares of common stock of the Company owned by all other shareholders of the Company will be exchanged for cash. Each shareholder receiving cash will receive $2.75 for each share of the Company's common stock owned by such shareholder. The effect of the exchange and merger is to cash out the minority shareholders of the Company and to allow certain shareholders owning 90% or more of the Company to continue the business of the Company.


Item 5. Plans or Proposals of the Issuer or Affiliate.

        The purpose of the merger is to enable the Company to reduce the number of shareholders of the Company so that the Company is eligible to file an election to be taxed as a subchapter "S" corporation. The Company also intends to terminate the registration of its common stock pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and to discontinue filing reports under the Exchange Act.

        (a) There are no plans or proposals which are to occur after the Rule 13e-3 transaction which relate to or would result in an extraordinary corporate transaction, such as a merger reorganization or liquidation, involving the Company or its subsidiaries.

        (b) There are no plans or proposals which are to occur after the Rule 13e-3 transaction which relate to or would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

        (c) There are no plans or proposals which are to occur after the Rule 13e-3 transaction which relate to or would result in any change in the present board of directors or management of the Company including, but not limited to, any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

        (d) Following the election to be taxed under subchapter "S," the Company plans to distribute its entire net income as dividends to its shareholders each year.

        (e) There are no plans or proposals which are to occur after the Rule 13e-3 transaction which relate to or would result in any other material change in the Company's corporate structure or business.

        (f) There are no plans or proposals which relate to or would result in a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        (g) Following the merger, the Company intends to terminate the registration of its common stock pursuant to section 12(g)(4) of the Exchange Act.


Item 6. Source and Amounts of Funds or Other Consideration.

        (a) The total amount of funds necessary for the exchange of shares for cash in the merger, plus the fees and expenses related to the merger, is estimated to be approximately $900,000. Purchaser intends to use its available cash balances to fund the exchange of shares for cash and associated fees and expenses.

        (b) Expenses estimated to be incurred in connection with the Rule 13e-3 transaction are itemized as follows:

Filing fees                   $   232
Legal fees                     20,000
Appraisal fees                 37,500
Printing and mailing            2,500
Depositary fees                 5,000
Miscellaneous                     768
                              -------
                              $66,000

All expenses will be paid by the Company.

        (c) Not applicable.

        (d) Not applicable.

Item 7. Purposes, Alternatives, Reasons and Effects.

        (a) The principal purpose of the merger is to enable the Company to reduce the number of shareholders of the Company so that the Company is eligible to file an election to be taxed as a subchapter "S" corporation. The Company also intends to terminate the registration of its common stock pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and to discontinue filing reports under the Exchange Act.

        (b) The Company engaged an independent consultant in order to provide the Company's management with specific steps necessary to create a market for the Company's stock. The consultant addressed potential value scenarios and implications for the Company's market value, a process for creating a market for the Company's stock and an overview of the current trends of the small-cap market. Based on the consultant's presentation, the Company's management determined that it was unlikely that steps could be taken by the Company which would result in the creation of a market for the Company's stock.

               In order to provide a return to shareholders, Johnnie R. Crean proposed reducing the number of shareholders of the Company allowing the Company to be taxed as a subchapter "S" corporation and to pay dividends to its shareholders.

               The Company considered a reverse stock split and rejected this approach because the remaining shareholders would have included entities which are not eligible subchapter "S" shareholders and would have prevented the Company from achieving its goal of electing subchapter "S" status.

        (c) The Rule 13e-3 transaction was structured to allow Johnnie R. Crean, the Company's principal shareholder, to determine which shareholders of the Company would exchange their Common Stock for shares of Acquisition Corp. in the merger. The Rule 13e-3 transaction is being undertaken because of the financial benefit of electing subchapter "S" status.

        (d) The merger transaction is not expected to have any affect on the Company. The transaction has no federal income tax consequences to the Company. The operations of the Company will be continued without significant change. The merger will not result in any change in the present Board of Directors or management of the Company.

               The shareholders of the Company will not be taxed on the exchange of their Common Stock of the Company for the common stock of Acquisition Corp. These shareholders will have basis in the shares of common stock received in the exchange equal to the purchase price paid for the shares of Common Stock of the Company. These shareholders will be benefited by the merger because they will have the opportunity to receive distributions of the net income of Acquisition Corp.

               There has not been an active trading market for the Company's common stock for many years and it is not anticipated that an active trading market will develop. The effect of the transaction on the shareholders not exchanging their Common Stock for Acquisition Corp. common stock will be to force these shareholders to exchange common shares of the Company for cash. These shareholders will have the benefit of liquidating their investment in the Company but will lose the opportunity to share in any future growth in the Company.

               The receipt of cash in exchange for shares of the Company's common stock pursuant to the merger will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign and other tax laws. In general, for federal income tax purposes, a shareholder should recognize gain or loss equal to the difference between such shareholders' adjusted tax basis in the shares exchanged and the amount of cash received in exchange therefore. Such a gain or loss generally will be capital gain or loss if such shareholders' shares were held as a capital asset and will be long term capital gain or loss if, on the date of sale, the shares were held for more than twelve (12) months.

               The foregoing discussion may not apply to shares acquired by a shareholder pursuant to an employee stock plan or otherwise as compensation or to shareholders who are not citizens or residents of the United States.

               THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. DUE TO THE INDIVIDUAL NATURE OF TAX CONSEQUENCES, EACH SHAREHOLDER IS STRONGLY URGED TO CONSULT HIS/HER TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO HIM/HER OF THE OFFER, INCLUDING THE EFFECTS OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.


Item 8. Fairness of the Transaction.

        (a) The Company believes that the Rule 13e-3 transaction is fair to unaffiliated security holders.

        (b) In considering whether the Rule 13e-3 transaction is fair to unaffiliated security holders, the Company considered the lack of trading market for the securities, historical market prices for the Company's Common Stock, the reports of Deloitte & Touche Corporate Finance regarding the steps necessary to create a market for the Company's stock, the historical and recent earnings performance of the Company, the Company's future prospects, the benefit to the Company's principal shareholders of electing to be taxed as a subchapter "S" corporation, the likelihood that the merger could be consummated, noting the timing of and conditions to the merger, and the expected effect of the announcement of the merger on relationships with the Company's customers, employees, distributors, and suppliers, the terms and conditions of the exchange and merger and the report of Marshall & Stevens Incorporated ("Marshall & Stevens"), which was engaged by the Company to provide the Company with an opinion with respect to the fairness of the proposed exchange price in the transaction.

        Based upon an analysis of these factors, the Board of Directors determined unanimously that the terms and conditions of the Merger would be fair and in the best interests of the Company and its shareholders. The Board of Directors did not find it practicable to, and did not attempt to, assign relative weights to the specific factors considered by it.

               There is only a limited trading market in the Company's common stock. During the first six months of 1999, only 9,000 shares of the Company's common stock was traded. The high/ask during this period ranged from $1.75 to $2.25 and the low/bid during this period ranged from $1.25 to $1.375. The price to be received by shareholders receiving cash in the merger of $2.75 exceeds these prices.

               The price to be received by the shareholders receiving cash in the merger of $2.75 exceeds the Company's net book value. The Company's book value at April 30, 1999 was $3,739,005 or $1.23 per share.

               The Company has not made any determination as to the liquidation value or going concern value of the Company. The Company has relied on the opinion of Marshall & Stevens with respect to the value of the Company. The opinion is described in detail under Item 9 below.

        (c) The structure of the transaction does not require the approval of a majority of the unaffiliated security holders. Johnnie R. Crean owns 77.9% of the Company's common stock and is able to approve the transaction without a vote of unaffiliated security holders.

        (d) No unaffiliated representative has been retained by the directors who are not employees of the Company to act on behalf of the unaffiliated security holders for purposes of negotiating the terms of the merger or preparing a report concerning the fairness of the transaction.

        (e) Approval of the sole director who is not an employee of the Company was sought and obtained with respect to the transaction.

        (f) During the preceding eighteen (18) months, no firm offers of which the Company is aware have been made by any unaffiliated person for (i) the merger or consolidation of the Company into or with such person or of such person into or with the Company, (ii) the sale or transfer of all or any substantial part of the assets of the Company or (iii) securities of the Company which would enable the holder thereof to exercise control of the Company.


Item 9. Reports, Opinions, Appraisals and Certain Negotiations.

        (a) The Company has received an opinion from an outside party relating to the fairness of the consideration to be offered to security holders of the class of securities which is the subject of the Rule 13e-3 transaction.

        (b)(1) The Company retained Marshall & Stevens to provide an opinion with respect to the fairness of the amount of cash to be exchanged for shares in the merger from a financial point of view. Marshall & Stevens holds itself out as a national leader in the field of professional appraisal and valuation consultation.

        (b)(2) Marshall & Stevens was established in 1932 and has offices throughout the United States. Its appraisal practice encompasses all types of properties and businesses, including merger valuation counseling. It also provides expert witness testimony regarding valuation decisions.

        (b)(3) Marshall & Stevens was selected based on its qualifications, the time period estimated to complete the analysis and fairness opinion and the cost.

        (b)(4) No material relationship exists or is contemplated between (i) Marshall & Stevens and (ii) the Company. The Company has paid Marshall & Stevens Incorporated a fee of $37,500 for its services in valuing the Company and providing the fairness opinion.

        (b)(5) Marshall & Stevens concluded that the per share consideration to be received by the shareholders receiving cash in the merger in a range of $2.72 to $2.75 is fair to such shareholders from a financial point of view.

        (b)(6) In arriving at its opinion, Marshall & Stevens made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, it did the following:

               1. Analyzed and inspected the Company's statements for the fiscal years ended April 30, 1997 through 1999 audited by Deloitte and Touche LLP; June 30, 1995 and 1996 audited by Coopers & Lybrand LLP; Form 10-K for the year ended April 30, 1999; and the interim internally prepared financial statements for the period ended June 20, 1999, identified by the management as the most current financial statements available.

               2.     Inspected copies of the following documents:

                      - "Draft" Certificate of Ownership and Articles of Merger dated _________, 1999 received on July 6, 1999.

                      -   Internally prepared financial projections.

                      -   Federal Tax Return for the year ended April 30, 1998.

                      - Fairness opinion prepared by William R. Black dated March 31, 1998. According to this fairness opinion, a per share price of $.50 was considered fair to the minority shareholders.

                      - Presentation of Independent Consultant outlining the strategic process to create a market for the Company's stock.

                      - Various product brochures and other literature relative to the Company's services.

               3. Performed a search of companies considered comparable to the Company provided by Moody's and Compustat's Databases and Mergerstat Review 1998.

               4. Analyzed weekly stock prices for the Company provided by Bloomberg LP.

               5. Visited the Company's headquarters and conducted telephone interviews with and relied upon the representations of Vice President of Finance and Administration, Mark Schwartz, concerning the operations, financial condition, future prospects, and projected operations and performance of the Company.

There was no limitation imposed by the Company or any affiliate on the scope of Marshall & Steven's investigation.

        In preparing its opinion, Marshall & Stevens performed a variety of financial and comparative analyses. Marshall & Stevens made assumptions in conjunction with management with respect to assets, financial conditions, and other matters, many of which are beyond the control of the Company.

        The analyses made in conjunction with its opinion included those factors and considerations specified in IRS Revenue Ruling 59-60. This ruling is most commonly prescribed as a guide for the valuation of closely held businesses or thinly traded public companies and securities.

        SELECTED COMPARABLE COMPANY ANALYSIS. The comparable company analysis requires that an analysis be made of publicly traded companies considered comparable to the appraised company with regard to industry, performance, and/or markets exploited. This analysis is predicated on the theory that the market value of a company can be estimated by deriving market multiples from publicly traded companies that relate their stock prices to earnings, cash flows, or other measures and then applying these market multiples to the respective earnings, cash flows, or other measures of the appraised company.

        Marshall & Stevens conducted a search of Moody's database of over 15,000 publicly traded companies to determine if any could be utilized in its analysis. After screening applicable SIC codes and other relevant criteria, Marshall & Stevens selected public companies that most closely resembled the Company in terms of lines of business and markets served. While this screening process did not provide any public companies that were identical in all respects to the Company, it did provide several that were sufficiently comparable to be considered alternative investment possibilities making them useful benchmarks for valuation purposes as follows:

        -   Coachmen Industries, Inc.

        -   Fleetwood Enterprises

        -   Holiday RV Superstores, Inc.

        -   Monaco Coach Corp.

        -   National RV Holdings

        -   Rexhall Industries, Inc.

        -   Skyline Corp.

        -   Thor Industries, Inc.

        -   Winnebago Industries

        Marshall & Stevens computed market value multiples of invested capital-to-earnings before interest and taxes (EBIT), invested capital-to-earnings before interest taxes, depreciation and amortization (EBITDA) of the aforementioned public companies, invested capital-to-debt free net income and market value to net income and applied these multiples to the corresponding earnings measures for the Company based on the latest fiscal year. These multiples ranged from: 1) market value-to-net income, High 22.2, Median
13.3 and Low 7.4; 2) invested capital-to-EBITDA multiple, High 14.0, Median 8.5 and Low 5.8; 3) invested capital-to-EBIT, High 16.4, Median 9.7 and Low 6.1; and
4) invested capital-to-debt free net income, High 21.9, Median 13.3, and Low
9.4.

        Marshall & Stevens utilized these invested capital multiples (also referred to as debt-free multiples) because they permit it to value the Company irrespective of the variations inherent in its capital structure and income tax rates as compared to the public companies. Marshall & Stevens also utilized the market value to net income multiples, since management believes that this multiple is a valid indicator of market value in the recreational vehicle segment of the leisure time industry.

        Since the common stock of the Company is thinly traded, its shares are characterized as having limited identity and as lacking solid market shares. Historically, publicly traded companies tend to be larger, more sophisticated with solid market shares and often strong public identities, so they are more likely to command correspondingly higher multiples. Marshall & Stevens therefore chose multiples below the median range to apply to the corresponding financial measures for the Company. Marshall & Stevens also considered the Company's size, diversification, financial condition, revenue growth and performance relative to Fleetwood Enterprises and Rexhall Industries, Inc.

        After multiplying the respective revenue measures of the Company by the selected multiples and then subtracting any interest-bearing debt, if applicable, Marshall & Stevens generated a preliminary indicated equity value, which represents the aggregate minority value (minority interests traded in the public marketplace) of the Company before estimated marketability discounts.

        As a result of its analysis using comparable publicly traded companies prior to a discount for marketability, the indicated market value of the shareholders' equity of the Company on a controlling interest basis, as of July 19, 1999, was $8,600,000.

        DISCOUNTED CASH FLOW ANALYSIS. Marshall & Stevens performed a discounted cash flow analysis of projected net debt-free cash flow (EBIT less taxes, capital expenditures, changes in working capital plus noncash charges) of ALFA based on certain operating and financial assumptions provided by ALFA Management. This projection incorporated various assumptions as to revenue growth of 5%, operating margins, income taxes at 40%, depreciation, capital expenditures, working capital levels and capitalization rate, all of which are critical to its Opinion.

                                NET DEBT FREE CASH FLOW ("NDCF") PROJECTION
   =====================================================================================================
                      Actual                       April 30,
      ($000s)          1999           2000           2001           2002           2003           2004
   -----------------------------------------------------------------------------------------------------
      Revenues        $39,147        $43,400        $45,000        $47,250        $49,613        $52,093
      EBIT              1,475          2,203          2,282          2,291          2,406          2,526
      NDCF                N/A            861            971          1,180          1,269          1,362
   =====================================================================================================

In summary, the above projection is forward-looking information prepared by management and thus, is heavily dependent and contingent upon future events with respect to industry performance, economic conditions, and the ability of the Company to meet these cash flow projections. Overall, this projection reflects significant increases in revenues and earnings before interest and taxes (EBIT) when compared to historical operations.

        This debt-free cash flow was capitalized at a capitalization rate of 17% by utilization of the weighted average cost of capital (WACC). The WACC is a function of 1) cost of debt; 2) cost of equity; 3) industry capital structure; and 4) cumulative federal and state taxes. The cost of equity considers such factors as equity risk premiums, inflation rates, interest rates, and the inherent business risk of the Company and the industry as a whole. Marshall & Stevens then added a residual year (year beyond the discrete projection time period to reflect the going concern value of ALFA into perpetuity) to derive a present value. From this present value, Marshall & Steven subtracted the interest-bearing debt to arrive at an equity value.

        As a result of its analysis using net debt free cash flow prior to a discount for marketability, Marshall & Stevens determined that the indicated market value of the shareholders' equity of the Company on a minority interest basis, as of July 19, 1999, was $9,000,000.

        RECAPITULATION.

================================================================================
         ANALYSIS                                    MARKET VALUE
--------------------------------------------------------------------------------
Selected Comparable Company                           $8,600,000
Discounted Cash Flow                                  $9,000,000
================================================================================

        In deriving a final conclusion, Marshall & Stevens reconciled the value indications by weighting their relative significance depending upon the circumstances and the quantity of reliable market data. The selected comparable company analysis reflects the consensus of many investors relative to the historical profitability of public companies considered comparable to the Company. The discounted cash flow analysis considers the future profit potential coupled with the riskiness of that return, and avoids the difficulty in identifying public companies considered comparable to the Company. In its analyses, Marshall & Stevens applied various sensitivity weightings to the Selected Comparable Company analysis and Discounted Cash Flow analysis: 50-50% and 30-70%, respectively.

        Marshall & Stevens also considered the stock trading price of $2.00 as of April 23, 1999 for 300 shares (the most currently available trading price proximate to the opinion date). Another transaction was reported on July 9, 1999 at the bid price of $2.125 per share for 1,000 shares. According to documentation furnished by the Company from American Stock Transfer & Trust Company, this July transaction appears to have been misreported by Bloomberg LP. In actuality, 1,000 shares (subject to Rule 144) of the Company were issued as a result of the exercise of 1,000 stock options at $0.50 per share by shareholder, Robert Rudolph, on July 9, 1999. Thus, no sales transactions appear to have occurred subsequent to April 23, 1999.

        The impact of marketability on the market value of the common stock has been analyzed and commented upon by a number of sources. Various restricted stock studies, initial public offering studies and court cases indicate that marketability discounts can be significant ranging from 25% to 45%. However, the Company's common shares are more liquid than closely held shares, since they are publicly traded, but still suffer some impaired marketability due to limited visibility. Additionally, the sale of a large block of shares (estimated at greater than 10%) could also depress the per share price. Marshall & Stevens analyzed the differential between the ask (high) and bid (low) pricing spreads for the Company's common shares from February 9, 1998 through July 19, 1999 and determined that the differential spread was 7.4%. In Marshall & Stevens opinion, a marketability discount of 5% would be appropriate.

        Marshall & Stevens also included the impact of dilution triggered by the potential exercise of the vested stock options outstanding as of the Opinion date. The proceeds from the exercise of 26,000 options (130,000 issued, 20% vested) at an exercise price of $0.50 will be $13,000.

        Based on the information and analyses summarized in its report, its various sensitivity weightings and a discount for marketability, it is Marshall & Stevens' opinion that the market value of the stockholders' equity of the Company, on a fully diluted minority interest basis, as of July 19, 1999, ranges from $8,370,000 to $8,450,000 or $2.72 to $2.75 per share.

        Based on its analysis, Marshall & Stevens rendered its opinion that the proposed cash amount to be paid in exchange for shares in the merger of $2.75 per share is fair from a financial point of view to the shareholders of the Company which will receive cash in the merger.

        (c) A copy of the opinion of Marshall & Stevens Opinion will be provided to each shareholder of the Company.


Item 10.  Interest in Securities of the Issuer.

        (a) Not applicable.

        (b) Not applicable.


Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

        On March 31, 1992, the Company obtained a line of credit in the amount of $2,000,000 (the "Loan") from Merlin Financial, Inc., a Nevada corporation ("Merlin"). This Loan is guaranteed by Mr. Crean. The use of proceeds of the Loan was restricted to the following: (1) up to $550,000 to Mr. Crean and any other existing secured lenders to pay off all existing secured loans, (2) payments to unsecured trade creditors as determined by the Company, (3) fire insurance upon the assets and business naming Merlin as a loss payee with coverage equal to the replacement cost of the assets and business interruption insurance sufficient to pay Merlin as well as other vendors necessary to continue operations of the

Company's business for six months, (4) reimbursement to Merlin of all attorneys' fees paid by Merlin in respect of the Loan and (5) the balance for working capital of the Company.

        The Loan is payable upon demand by Merlin pursuant to a 90 day written notice. The Company has received a written representation from Merlin that a demand for principal payment will not be made through the end of fiscal year 2000. The interest rate on the Loan is the Bank of America prime plus 1%, or such lesser rate permitted by California law. Interest is payable monthly on the outstanding principal and any unpaid interest is added to the Loan principal. Any default by the Company in repayment of the Loan entitles Merlin to demand immediate repayment of the Loan balance and to pursue all remedies available.

        The Loan is intended to serve as a line of credit and the Company is obligated to reduce the principal balance as much and as frequently as possible and as Merlin may instruct from time to time. The security for the Loan is a first priority lien on all of the Company's assets, both tangible and intangible, as well as the personal guarantee of Mr. Crean. Mr. Crean's guarantee is secured by the pledge of all of his shares of common stock of the Company.


Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

        (a) No executive officer, director or affiliate of the Company or any person enumerated in instruction C of this statement will receive cash in exchange for shares of common stock of the Company in the merger. There is no vote of executive officers, directors or affiliates of the Company or any person enumerated in instruction C of this statement in connection with the merger.

        (b) No executive officer, director or affiliate of the Company or any person enumerated in instruction C of this statement have made a recommendation in support of or opposed to the Rule 13e-3 transaction. The Board of Directors of the Company have determined that the merger is fair from a financial point of view to the shareholders receiving cash in the merger.


Item 13.  Other Provisions of the Transaction.

        (a) If the merger is completed, certain of the record holders of the Company's Common Stock who object to the merger may have the right to dissent with respect to the merger and, subject to certain conditions, receive a cash payment equal to the fair market value of their shares under the California General Corporation Law.

        In order to perfect his or her dissenter's rights, a record holder of the Company's Common Stock must (i) vote his or her dissenting shares against the merger, (ii) make written demand upon the Company to purchase his or her dissenting shares not later than the date of the shareholders meeting held to approve the merger, (iii) submit the stock certificates representing his or her dissenting shares to the Company, for notation that they represent dissenting shares, within thirty days after the mailing by the Company to shareholders who voted against the merger of a notice stating that the merger has been approved by the shareholders, and (iv) file an action in court within six months after the date on which notice stating that the merger has been approved by the shareholders is mailed to the Company's shareholders who voted against the merger, but only if the Company and the shareholder are unable to reach agreement on the price to be paid for the dissenting shares, all as more particularly described below. Failure to take any of the required steps described herein may result in a loss of such dissenters' rights.

        Dissenters' rights cannot be validly exercised by persons other than the record holders of the Company's Common Stock, regardless of the beneficial ownership thereof. Persons who are beneficial owners of the Company's Common Stock but whose shares are held of record by another person, such as a broker, a bank or a nominee, should instruct the record holder to follow the procedure outlined below if they wish to dissent from the merger with respect to any or all of their shares.

        Under Sections 1300 to 1312 of the California General Corporation Law, any shareholder of record of the Company who votes any or all of his or her shares against the merger and who intends to exercise his or her dissenter's rights must, on or before the date of the shareholders meeting held to approve the merger, submit to the Company at its principal executive offices, 13501 5th Street, Chino, California 91710, Attention: Secretary, a written demand that the Company purchase for cash some or all of his or her shares voted against the merger, which demand shall state the number of shares which he or she demands that the Company purchase and the amount which the shareholder claims to be the fair market value of those shares as of July 21, 1999, the day before the first announcement of the terms of the proposed merger, excluding any appreciation or depreciation because of the proposed merger.

        Dissenters' rights may not be perfected with respect to any shares unless such shares are voted against the merger. A record shareholder may vote part of the shares which he or she is entitled to vote in favor of or in abstention with respect to the merger without jeopardizing appraisal rights as to shares voted against the merger; however, if a record shareholder votes part of the shares he or she is entitled to vote in favor of the merger and fails to specify the number of shares he or she is voting in favor of the merger, it is conclusively presumed under California law that his or her approving vote is with respect to all shares which he or she is entitled to vote. A vote to abstain will not constitute a vote against the merger. Further, voting against the merger will not of itself, absent compliance with the other provisions summarized herein, satisfy the requirements of the California General Corporation Law for exercise of dissenters' rights.

        Within ten (10) days after the approval of the merger by the shareholders, the shareholders who voted against the merger and made a timely demand for purchase and who are entitled to require the Company to purchase their shares, will be notified by the Company of such approval and the Company will offer all of these shareholders a cash price for their shares that the Company considers to be the fair market value of the shares on the day before the terms of the merger were first announced, excluding any appreciation or depreciation because of the proposed merger. The notice will also contain a brief description of the procedures to exercise their rights to have the Company purchase their Common Stock and will attach a copy of the relevant provisions of the California General Corporation Law.

        A dissenting shareholder must submit to the Company or its transfer agent at the addresses set forth above, within thirty days after the Company mails to him or her notice of shareholder approval of the merger, certificates representing the dissenting shares which he or she demands that the Company purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. The notice of shareholder approval of the merger will specify the date by which the submission of certificates for endorsement must be made to the Company, and a submission made after such date will not be effective for any purpose. No other notices will be given by the Company of any dates upon which any shareholder action is required to exercise dissenters' rights.

        If the Company and a dissenting shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the Company, upon surrender of the certificates evidencing such shares, will make payment of that amount (plus interest thereon from the date of such agreement) within thirty days after such agreement or within thirty days after the satisfaction of any statutory or contractual conditions, whichever is later. Any agreement fixing the fair market value of any dissenting shares between a dissenting shareholder and the Company shall be filed with the Secretary of the Company.

        If the Company denies that the shares are dissenting shares, or the Company and the dissenting shareholder fail to agree on the fair market value of the shares, the dissenting shareholder may, within six months after the date on which notice of shareholder approval of the merger was mailed to the shareholder, but not thereafter, file a complaint in the Superior Court of the County of Orange, State of California, requesting that the Court determine whether the shares are dissenting shares and the fair market value of such dissenting shares. The costs of the action will be assessed or apportioned as the Court considers equitable, but, if the appraised fair market value is determined to exceed the price offered to the shareholder by the Company, the Company will be required to pay the costs of the action and may be required to pay counsel fees.

        A dissenting shareholder may not withdraw his or her dissent or demand for payment without the consent of the Company by its Board of Directors. The rights of dissenting shareholders to demand payment terminates if, among other things, the merger is abandoned or if the shares are transferred prior to submission for endorsement as dissenting shares.

        Any demands, notices, certificates or other documents required to be delivered to the Company may be sent to: Alfa Leisure, Inc., 13501 5th Street, Chino, California 91710, Attention:
Secretary.

        (b) Unaffiliated security holders may obtain access to the corporate files of the Company (at the expense of the Company) by contacting the Company.

        (c) Not applicable.


Item 14.  Financial Information.

        (a) (1) Audited financial statements of the Company as of April 30, 1999 and 1998 and for the fiscal years ended April 30, 1999 and 1998 required to be filed with the Company's most recent annual report on Form 10-K are attached hereto.

               (2) Not Applicable.

               (3) Not applicable.

               (4) The Company's book value per share as of April 30, 1999 was $1.23.

        (b) Not applicable.


Item 15.  Persons and Assets Employed, Retained or Utilized.

        (a) It is anticipated that the Company may utilize the Company's facilities and administrative personnel to mail written materials and to respond to shareholder inquiries.

        (b) The Company does not intend to employ, retain or compensate persons to make solicitations or recommendations in connection with the Rule 13e-3 transaction. Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.


Item 16.  Additional Information.

        Not applicable.


Item 17.  Material to be Filed as Exhibits.

        (a) Not applicable.

        (b) Fairness opinion rendered by Marshall & Stevens Incorporated.

        (c) Loan Agreement, Promissory Note, Security Agreement, UCC-1, Assignment of Sublease, Certificate of Borrower, Guaranty, Pledge Agreement, Escrow Letter, Lease Assignment and Stock Assignment Separate From Certificate are incorporated by reference to Schedule 14D-1, Item 11(c) filed by Mr. Crean on May 12, 1994.

        (d) Notice of Merger and Dissenter's Rights.

        (e) Chapter 13 of the California General Corporation Law.

        (f) None.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 28, 1999                    ALFA LEISURE, INC.


                                        By: /s/  MARK A. SCHWARTZ
                                            ------------------------------------
                                                 Mark A. Schwartz,
                                                 Chief Financial Officer

                                 EXHIBIT INDEX

Exhibit
Number              Description
------              -----------

 14(a)(1)      Audited financial statements of the Company as of April 30, 1999 and 1998 and for the fiscal years ended April 30, 1999 and 1998
               (as filed with the Company's most recent annual report on Form
               10-K).

 17(b)         Fairness opinion rendered by Marshall & Stevens Incorporated.

 17(d)         Notice of Merger and Dissenter's Rights.

 17(e)         Chapter 13 of the California General Corporation Law.
